

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

February 6, 2017

<u>Via E-mail</u>
Richard J. Larkin
Chief Financial Officer
Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, New York 11763

> **Re: Chembio Diagnostics, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 30, 2017**
> **File No. 333-215813**

Dear Mr. Larkin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Johnny Gharib at (202) 551-3170 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: <u>Via E-mail</u>
Michael M. Pritchard, Esq.
Haynes and Boone, LLP